Exhibit 99.1

News release

Biofrontera AG obtains notice of allowance for US patent on PDT-lamp and treatment method

Leverkusen, Germany, December 8, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F), an international biopharmaceutical company, announces that its wholly owned subsidiary Biofrontera Pharma GmbH has received a notice of allowance from the United States Patent and Trademark office (USPTO) with respect to the patent application “Illumination device for photodynamic therapy, method for treating a skin disease and method for operating an illumination device” (US 17/215,785), which protects a number of innovations in the recently FDA-approved RhodoLED XL lamp.

“The technical improvements claimed in the patent allow for increasing standardization and procedural compliance for photodynamic therapy (PDT) with Ameluz in combination with the new RhodoLED XL lamp, which ensures patient safety and efficacy”, explained Hermann Lübbert, CEO of Biofrontera AG. “Together with last week’s patent granted, which we announced on Dec 2, these patents jointly serve as an important step in strengthening the competitive advantage as well as the protection of Ameluz® and the RhodoLED lamp series as part of the FDA-combination approval.”

The patent application describes specific features of the LED arrays of the five panels constituting the lamp head of the RhodoLED XL. The improved spatial LED arrangement optimizes the homogeneity of the illumination. The patent further describes the implementation of a distance sensor in each panel that improves positioning of the device: The sensors are connected to visual feedback mechanisms that support the operator in properly positioning all five panels at the recommended treatment distance. This increases standardization of the illumination and ultimately contributes to patient safety, while facilitating handling of the lamp for the treating physician.

This application constitutes a continuation-in-part of the US application US 17/071,496, and thus claims the same priority date of October 15, 2020. The continuation-in-part had been filed as a fast-track application on March 29, 2021 and an allowance was achieved in less than 9 months. A worldwide application based on this invention and claiming the same priority date has also been filed (PCT/EP2021/078045).

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Biofrontera AG

Anke zur Mühlen, Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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